

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2011

Frank Lamendola
Chief Financial Officer
Axiom Gold and Silver Corporation (f/k/a TC Power Management Corp.)
501 Madison Avenue
14th Floor
New York, NY 10022

> **Re: Axiom Gold and Silver Corporation (f/k/a TC Power Management Corp.)**
> **Form 10-K for Fiscal Year Ended**
> **August 31, 2010**
> **Filed November 29, 2010**
> **Form 8-K**
> **Filed January 13, 2011**
> **File No. 000-53232**

Dear Mr. Lamendola:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        Kevin Woody
                                        Branch Chief